UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Principal Life Insurance Company of New York Variable Annuity Separate Account

Address of Principal Business Office:

711 High Street, Des Moines, Iowa 50392

Telephone Number: (515) 246-5688

Name and address of agent for service of process:

Kate Stecklein, Esq.
Principal Life Insurance Company of New York
711 High Street
Des Moines, Iowa 50392

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
YES [ ] NO [X]

Item 1. Exact name of registrant.

Principal Life Insurance Company of New York Variable Annuity Separate Account

Item 2. Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

State: New York
Date: August 19, 2026

Item 3. Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).

The registrant is organized as a separate account of Principal Life Insurance Company of New York.

Item 4. Classification of registrant (face-amount certificate company, unit investment trust, or management company).

Unit investment trust.

Item 5. If registrant is a management company:

(a) state whether registrant is a “closed-end” company or an “open-end” company;

Not applicable.

(b) state whether registrant is registering as a “diversified” company or a “non-diversified” company (read Instruction 4(i) carefully before replying).

Not applicable.

Item 6. Name and address of each investment adviser of registrant.

Not applicable.

Item 7. If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

Not applicable.

Item 8. If registrant is an unincorporated investment company not having a board of directors:

a. state the name and address of each sponsor of registrant;

Principal Life Insurance Company of New York
New Loudon Rd, Suite 1, Latham, New York 12110

b. state the name and address of each officer and director of each sponsor of registrant;

Name and Address	Position
Beals, Michael	Director
Chandgothia, Binay	Director
Chen, Wei-erh	Director
Dietrich, Elizabeth K.	Director
McCullum, Kenneth A.	Director
Pitz, Joel M.	Director
Reddy, Srinivas Dharam	Director
Schelhaas, Nathan P.	Director
Wong, Brant K.	Director
Flori, Louis E.	Chief Financial Officer/RIS
Maahs, Mitchell	Counsel and Assistant Secretary
Pitz, Joel M.	Executive Vice President/Chief Financial Officer
Littlefield, Christopher J.	President - Retirement and Income Solutions
Reddy, Srinivas Dharam	Senior Vice President - Retirement and Income Solutions
Boyd, John Scott	Senior Vice President - Retirement Distribution
Farley, Kevin P.	Vice President - Enterprise Worksite Services
Montford, Amy M.	Vice President - Individual Retirement Solutions
Dietrich, Elizabeth K.	Vice President and Chief Actuary
Ayres, Russell D.	Vice President Chief Information Security Officer
Kinnison, Christopher L.	Vice President Financial Risk Management
Dufek, David J.	Vice President/Chief Internal Auditor
Farney, Matthew D.	Vice President/Controller
Lee, Humphrey H.	Vice President/Investor Relations
Noga, David P.	Vice President/Tax
Hassara, Teresa A.	Senior Vice President - WSRS
Fierro, Noreen M.	SVP and Enterprise Chief Ethics and Compliance Officer
Hoogensen, Kara M.	SVP, Benefits & Protection - Head of Workplace Benefits
Friedrich, Amy C.	President, Benefits and Protection
Schelhaas, Nathan P.	SVP, Benefits & Protection-Head of Business Owner Segment
Kiel, Brian C.	Chief Financial Officer - Benefits and Protection
Schafer, Andrew James	VP, B&P - Head of Workplace Benefit Solutions
Oiler, Mark R	Vice President - Enterprise Risk Management
McCullum, Kenneth A.	Exec. Vice President-Chief Risk Officer & General Account
Matos, Andrew	Vice President, WSRS CFO & Head of Stock Plan Services
Kay, Kathleen B.	Executive Vice President, Chief Information Officer & PGS
Ness, Brian S.	Vice President - Strategic Execution Office
Miles, Everett S.	Vice President - Corporate Strategy and Development

Wong, Brant K.	**Executive Managing Director-Head of Retirement Solutions**
Djurasovic, George	**Interim General Counsel**
Agbe-Davies, Christopher Kole	**VP, Associate General Counsel & Interim Corporate Secretary**
Strable-Soethout, Deanna D.	**Chair, President and Chief Executive Officer**
Sailer, Scott M.	**Vice President - Treasurer & Corporate CFO**
Sicchitano, Joseph S.	**Vice President - Head of Workplace Personal Investing**
Gupta, Akash	**VP - Chief Procurement Officer and Business Transformation**
Harper, Jeff	**Senior Actuary I**

The business address of each of the directors and officers listed above is 711 High Street, Des Moines, Iowa 50392.

(c) state the name and address of each trustee and each custodian of registrant.

Not applicable.

Item 9. (a) State whether registrant is currently issuing and offering its securities directly to the public (yes or no).
No.

(b) If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

Not applicable.

(c) If the answer to Item 9(a) is "no" and the answer to Item 9(b) is "not applicable," state whether registrant presently proposes to make a public offering of its securities (yes or no).

Yes.

(d) If the answer to Item 9(d) is "yes," state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant's outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant's outstanding voting securities.

Not applicable.

Item 10. State the current value of registrant's total assets.

$0

Item 11. State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).

No.

Item 12. Attach as an exhibit a copy of the registrant's last regular periodic report to its securityholders, if any.
Not applicable.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the sponsor of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of Des Moines and State of Iowa on the 18th day of September 2026.

Principal Life Insurance Company of New York Variable Annuity Separate Account Registrant
By Principal Life Insurance Company of New York

/s/ Kenneth A. McCullum
By: Kenneth A. McCullum
Executive Vice President – Chief Risk Officer & General Account
Principal Life Insurance Company of New York

-
-

Attest: /s/ Martina Streigle
Martina Streigle
Executive Officer Operations Assistant
Principal Life Insurance Company of New York